MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1562
212 224 2518 FAX

THOMAS L. MARTIN
EXECUTIVE VICE PRESIDENT AND
DEPUTY GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 20, 2010

Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 Amendment to Response - SEC Staff Comments on Post-Effective Amendment No. 36 under the Securities Act of 1933 and No 38 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Section 457 Contract) (SEC File No. 033-05609, 811-03996) — Acceleration has been requested

Dear Mr. Oh:

On behalf of the registrant, Mutual of America Life Insurance Company, I have previously furnished responses to the comments that you provided by telephone to Amy Latkin and me on April 12, 2010 concerning the above referenced Post-Effective Amendments.

This will confirm my advices in our telephone call of April 19, 2010.  I had occasion to discuss your comment No. 15, requesting a new consent and opinion for the Company’s General Counsel, with outside counsel.  As I indicated, outside counsel advised me that the changes added this year did not, in their opinion, affect the security to the extent that a new consent and opinion of counsel would be necessary.

Accordingly, please consider this to be an amendment to my previously provided response to your comment No. 15, in that no new consent and opinion of counsel will be appended as an exhibit to this post-effective amendment.

Very truly yours,

/s/ Thomas L. Martin

Thomas L. Martin